June 13, 2006

Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

Inland Western Retail Real Estate Trust, Inc.

Form 10-K for the year ended December 31, 2005

File No. 000-51199

Dear Mr. Jacobs:

On behalf of Inland Western Retail Real Estate Trust, Inc. (the “Company”), set forth below is the Company’s response to your comments contained in your letter dated May 31, 2006 relating to the above-referenced Form 10-K.

SEC Comment:

Cover Page, page 1

1.

We note your response to prior comment 1 and your indication that your common stock is not currently publicly-traded on a securities exchange. We refer you to page 32 of SEC Release No. 33-8644, Revisions to Accelerated Filer Definition And Accelerated Deadlines For Filing Periodic Reports, which indicates that the change made in the release is consistent with the public float condition in the recently adopted Securities Act Rule 405 definition of a “well-known seasoned issuer” and that the determination of public float is premised on the existence of a public trading market for the company’s equity securities.  Therefore, it appears to us that you do not meet the definition of a “well-known seasoned issuer” because there is no public trading market for the company’s equity securities. Please adjust your indication of filer status, as appropriate, in future filings.

Company Response:

We note your interpretation that we do not meet the requirements of a "well-known seasoned issuer" and will adjust our indication of filer status in future filings.

SEC Comment:

Financial Statements

Organization and Basis of Accounting, page 53

2.

We note your response to prior comment 5. Please help us to further understand some of the nuances to your joint venture investments by confirming or providing additional insight on the following matters:

•

Do you consider the economic benefits of both SC (“Shopping Center”) Joint Ventures and Additional Joint Ventures to be restricted and, if so, why are the economic benefits of the SC Joint Ventures restricted?

•

Are your investments in the joint ventures that own the Cardiff Hall East Apartments and the North Plaza Shopping Center considered investments in SC Joint Ventures?

•

Please clarify whether the investments in the Additional Joint Ventures are made by the Shopping Center Joint Ventures or your joint venture partner and clarify for us the principles you follow in determining the inclusion or exclusion of the Additional Joint Ventures in your consolidated financial statements.  Based upon your response, it does not appear that you have any direct interest in the Additional Joint Ventures.  Additionally, please explain how the Shopping Center Joint Ventures account for any investment in the Additional Joint Ventures.

Company Response: (Please see the attached chart “Attachment A” which shows the simplified ownership structure of the SC Joint Ventures and Additional Joint Ventures)

•

We consider the economic benefits of only the Additional Joint Ventures to be restricted as these assets were purchased through investees of the SC Joint Ventures with cash held in escrow (originally contributed by us from the investment in the SC Joint Ventures) for the benefit of the joint venture partner (SC Joint Venture Partner).  We do not consider the economic benefits of the SC Joint Ventures interest in shopping center properties to be restricted since we are entitled to substantially all of the economic benefit from those investments.

•

Our investments in Cardiff Hall East and North Plaza shopping center are considered investments in Additional Joint Ventures rather than SC Joint Ventures.  The cash used to fund these investments came from the cash held in escrow for the benefit of the SC Joint Venture Partner as described above and in our original response.

•

At the direction of the SC Joint Venture Partner, upon our approval, the investments in the Additional Joint Ventures are made through entities which we consolidate (100% owned LLCs of the SC Joint Ventures).  The principles of accounting for the investments in the Additional Joint Ventures are the same generally accepted accounting principles that we use to evaluate all investments as described under the caption “Partially- Owned Entities” in Note 2 Summary of Significant Accounting Policies in the notes to our consolidated financial statements.

Marketable Securities, page 61

3.

We note your response to prior comment 10.  Please disclose the amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income within the notes to your financial statements within future filings. Refer to paragraph 21d of SFAS 115.

Company Response:

•

We will disclose the amount of the net unrealized holding gain or loss on available-for-sale securities for each period that has been included in accumulated other comprehensive income.

We believe that the response above addresses the comments contained in your letter dated May 31, 2006.  If you have any questions regarding the above response, please call me at (630) 645-7241.

Thank you for your prompt attention to this matter.

Very truly yours,

Steven P. Grimes

Principal Financial Officer

cc:

David Kaufman, Duane Morris LLP

John Lindell, KPMG LLP

Michael Podboy, KPMG LLP

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